**West Lake Club Inc.**
**14738 SW 23rd Street**

**Miami, FL 33185**
**January 22, 2025**

**Securities and Exchange Commission**
**Division of Corporation Finance**
**100 F Street, NE**
**Washington, D.C. 20549**

**Dear Sir/Madam,**

We acknowledge receipt of your correspondence dated January 2, 2025, regarding the Schedule 13D filing related to the event dated May 31, 2024. We are inquired as follows:

> *"We note that the event reported as requiring the filing of the Schedule 13D was May 31, 2024. Rule 13d-1(a) of Regulation 13D-G requires the filing of a Schedule 13D within five business days after the date beneficial ownership of more than five percent of a class of equity securities specified in Rule 13d-1(i)(1) was acquired. Based on the May 13, 2024 event date, the Schedule 13D submitted on September 11, 2024 was not timely filed. Please advise us why the Schedule 13D was not filed within the required five business days after the date of the acquisition."*

**Answer:**

Upon the acquisition of beneficial ownership exceeding five percent of the class of equity securities on May 31, 2024, our legal counsel was inadvertently not promptly informed of the need to file a Schedule 13D within the required timeframe as stipulated under Rule 13d-1(a) of Regulation 13D-G. This oversight resulted in a delay in the preparation and submission of the necessary documentation.

Once West Lake Club Inc. became aware of the requirement to file Schedule 13D, immediate steps were taken to engage legal counsel to draft and submit the filing. However, despite our prompt instructions, the legal counsel provided several erroneous drafts, repeatedly including incorrect addresses, names, and other fundamental details. These repeated errors further delayed the finalization and submission of the Schedule 13D. The filing was eventually filed on September 11, 2024, as soon as the situation was rectified.

We have since reviewed our internal procedures to ensure that such delays do not recur in the future, including the implementation of more robust communication protocols between our internal teams and external legal advisors.

In addition to the above, we have prepared a Schedule 13D/A in response to your other comments. We appreciate the opportunity to provide an explanation and answer to your comments.

Sincerely,

Jia Zhang

President

West Lake Club Inc.